6 August 2013

National Grid Investor Seminar

National Grid is today hosting a seminar for investors and analysts in London, focusing on the opportunities for its UK Transmission and Gas Distribution businesses to deliver outperformance under the new eight-year ‘RIIO’ price controls. The event will be led by John Pettigrew, UK Chief Operating Officer, supported by members of the UK Transmission and Gas Distribution teams.

National Grid has historically delivered good outperformance from incentive mechanisms under previous price controls with an average return on equity from its regulated UK businesses of around 13%* over the last three years. The seminar will set out how National Grid is developing its business to optimise many of the traditional and new incentive opportunities to achieve further good outperformance while meeting the needs of customers, safely, reliably and efficiently.

A live webcast of the seminar will be available from 9:00am. A replay of the webcast, as well as prerecorded videos of the breakout sessions will be available on our website later today. You can find these and related documents by visiting:

www.nationalgrid.com/investors

Conference call details for the seminar are as follows:

+44 20 3003 2666 - Standard International Access 0808 109 0700 - UK Toll Free 1 866 966 5335 - USA Toll Free 1 646 843 4608 - New York

Password: National Grid

• Average pre-tax nominal return on equity weighted by total closing regulated asset value each year

CONTACTS

Investors

John Dawson              +44 20 7004 3170                   +44 7810 831944 (m)

Andy Mead                  +44 20 7004 3166                   +44 7752 890787 (m)

George Laskaris           +1 718 403 2526                   +1 917 375 0989 (m)

Tom Hull                      +44 20 7004 3172                   +44 7890 534833 (m)

Caroline Dawson        +44 20 7004 3169                   +44 7789 273241 (m)

Media

Gemma Stokes          +44 1926 655 272                   +44 7974 198 333 (m)

Chris Mostyn               +44 20 7004 3149                   +44 7774 827710 (m)

Brunswick

Tom Burns                  +44 20 7404 5959

Twitter: @NationalGridIR

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches arising from the potentially harmful nature of its activities; network failure or interruption (and National Grid’s actual or perceived response thereto), the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of Superstorm Sandy and other major storms as well as the results of climate change or due to unauthorised access to or deliberate breaches of National Grid’s IT systems or otherwise; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation projects (including the US foundation programme); and customers and counterparties failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the loss of key personnel or the ability to attract, train or retain qualified personnel and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; and incorrect or unforeseen assumptions or conclusions (including financial and tax impacts and other unanticipated effects) relating to business development activity, including assumptions in connection with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may affect National Grid, please read the Strategic Review section and the ‘Risk factors’ on pages 176 to 178 of National Grid’s most recent Annual Report on Form 20-F.  In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.